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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                            (Amendment No.              )*



                            PACIFIC PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                        COMMON STOCK, $.02 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     69475 41 02
                            ------------------------------
                                    (CUSIP Number)


                                    April 23, 1998
               -------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 Pages
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 CUSIP NO. 69475 41 02                  13G



   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lou Weisbach


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  / /
                                                                       (b)  / /
   3   SEC USE ONLY



   4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois


                     5  SOLE VOTING POWER

                             955,100
      NUMBER

                     6  SHARED VOTING POWER
     OF SHARES

                             0
   BENEFICIALLY

     OWNED BY        7  SOLE DISPOSITIVE POWER

       EACH                  955,100

     REPORTING
                     8  SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH:

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            955,100


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            / /
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

            9.3%

  12   TYPE OF REPORTING PERSON

            IN


                                  Page 2 of 6 Pages
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Item 1(a) Name of Issuer
          --------------

          Pacific Pharmaceuticals, Inc., a Delaware corporation


Item 1(b) Address of Issuer's Principal Executive Offices
          -----------------------------------------------

          6730 Mesa Ridge Road
          Suite A
          San Diego, California  92121


Item 2(a) Name of Person Filing
          ---------------------

          Lou Weisbach (the "Reporting Person")


Item 2(b) Address of Principal Business Office or, if none, Residence
          -----------------------------------------------------------

          5980 West Touhy Avenue
          Niles, Illinois  60714


Item 2(c) Citizenship
          -----------

          Illinois


Item 2(d) Title of Class of Securities
          ----------------------------

          Common Stock, $.02 par value per share (the "Common Stock")


Item 2(e) CUSIP Number
          ------------

          69475 41 02


Item 3    If this Statement is Filed Pursuant to
          Rule 13d-1(b) or 13d-2(b) or (c)
          --------------------------------

          Not Applicable


Item 4    Ownership
          ---------

          (a)  Amount Beneficially Owned as of April 23, 1998:

               955,100 shares of Common Stock


                                  Page 3 of 6 Pages
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          (b)  Percent of Class:

               Based on the Issuer's filing on Form 10-Q, dated February 13, 1998, there are an aggregate of 10,323,427 shares of Common Stock issued and outstanding. As of April 23, 1998, the Reporting Person beneficially owned 955,100 shares of Common Stock or approximately 9.3% of the aggregate number of shares of Common Stock issued and outstanding on such date.

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    955,100

               (ii) shared power to vote or to direct the vote:  0

               (iii)sole power to dispose or to direct the
                    disposition of:  955,100

               (iv) shared power to dispose or to direct the disposition of:  0


Item 5    Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not Applicable


Item 6    Ownership of More Than Five
          Percent on Behalf of Another Person
          -----------------------------------

          Not Applicable


Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company
          -----------------------------------------

          Not Applicable


Item 8    Identification and Classification
          of Members of the Group
          -----------------------

          Not Applicable



                                  Page 4 of 6 Pages
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Item 9    Notice of Dissolution of Group
          ------------------------------

          Not Applicable


Item 10   Certification
          -------------

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  Page 5 of 6 Pages
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                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  April 23, 1998

                                   /s/ Lou Weisbach
                                   -------------------------------------------
                                   Lou Weisbach



                                  Page 6 of 6 Pages